Att
3/11/03

SE(03012104 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 187 SECTION

SEC FILE NUMBER
8-34497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DELTA FIRST FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 CROWN OAK CENTRE DRIVE
(No. and Street)

LONGWOOD	FLORIDA	32750-6198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH J. MCDADE 407-331-8004 X 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KANE & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

670 W. FAIRBANKS AVENUE	WINTER PARK	FLORIDA	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK W. DICKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTA FIRST FINANCIAL, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa B. Kepics
MY COMMISSION # CC887288 EXPIRES
December 3, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

JACK W. DICKS, PRESIDENT
Title

Notary Public
LISA B. KEPICS, NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA FIRST FINANCIAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

DELTA FIRST FINANCIAL, INC.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Delta First Financial, Inc.
Longwood, Florida

We have audited the accompanying statement of financial condition of Delta First Financial, Inc. (a Subchapter-S Florida corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Delta First Financial, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 9 and Computation of Aggregate Indebtedness on page 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
February 18, 2003

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ◦ FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE ◦ WINTER PARK, FLORIDA 32789 ◦ (407) 644-6066 ◦ FAX (407) 629-0025 ◦ WWW.KANE-CPA.COM

DELTA FIRST FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 38,784
Broker fees receivable	39,569
Commissions receivable	6,688
Prepaid expenses	35,474
Total current assets	120,515
OTHER ASSETS	9,635
	$ 130,150

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Total current liabilities	$ -
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 7,500 shares authorized, 5,486 shares issued and outstanding	5,486
Additional paid-in capital	136,660
Common stock held in treasury; 1500 shares at cost	(1,500)
Retained deficit	(10,496)
	130,150
	$ 130,150

See notes to financial statements.

DELTA FIRST FINANCIAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:	
Broker fees	$ 163,402
Subscription service revenue	149,639
Commissions and management fees	71,602
Research revenue	6,000
Interest and dividends	542
	391,185
Expenses:	
Advertising	12,579
Broker fee expenses	40,783
Commissions	3,184
Meetings and seminars	5,896
Other administrative expenses	222
Overhead and labor allocation	193,000
Printing	2,055
Professional fees	6,641
Publications and books	6,199
Regulatory fees	43,833
Settlements	5,443
Travel	2,784
Utilities	714
	323,333
Net Income	$ 67,852

See notes to financial statements.

DELTA FIRST FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balance at January 1, 2002	$ 4,986	$ 117,160	$ (78,348)	$ (1,500)	$ 42,298
Issuance of stock	500	19,500	-	-	20,000
Net Income	-	-	67,852	-	67,852
Balance at December 31, 2002	$ 5,486	$ 136,660	$ (10,496)	$ (1,500)	$ 130,150

See notes to financial statements.

DELTA FIRST FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 67,852
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Broker fees receivable	(39,569)
Commissions receivable	3,800
Prepaid expenses	(35,024)
Other assets	(9,135)
Net cash used by operating activities	(12,076)
Cash flows from investing activities:	
Sale of investments	3,300
Net cash provided by investing activities	3,300
Cash flows from financing activities:	
Issuance of common stock	20,000
Net cash provided by financing activities	20,000
Net increase in cash	11,224
Cash at beginning of year	27,560
Cash at end of year	$ 38,784

Supplemental disclosures of cash flow information:

(1) Cash paid during the year for:

Interest	$ -
Income taxes	$ -

(2) There were no non-cash investing and financing activities for the year ended December 31, 2002

See notes to financial statements.

DELTA FIRST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Delta First Financial, Inc. (the Company) is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker-dealer which sells variable annuities on a best efforts contingency basis. In addition, the Company is registered with the State of Florida and certain other states as a registered broker-dealer and investment adviser. In 2002 the Company began offering online securities trading, and a computer based research subscription service.

Basis of accounting:

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of December 31, 2002.

Reserve requirement under rule 15c3-3:

The Company does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Income taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

The Company shares office space and labor with an affiliated corporation. The Company is charged the cost of their direct use of space and labor, office expenses, and arbitration settlements, plus up to an additional 50%. The Company's allocated share of overhead expenses and charges was $193,000 for the year ended December 31, 2002.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $73,318, which was $68,318 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was –0-- at December 31, 2002. The Company is also subject to the State of Florida net capital requirements, which require the maintenance of minimum net capital in the amount of $25,000 calculated as prescribed by SEC Rule 15c3-1.

SUPPLEMENTARY INFORMATION

DELTA FIRST FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Total stockholder's equity	$ 130,150
Deduct:	
Termination fee	5,000
Nonallowable assets:	
Prepaid expenses	35,474
Commissions receivable	6,688
Other assets	9,635
	56,797
Net capital before haircuts on securities positions	73,353
Haircuts	(35)
Net capital	$ 73,318

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 73,318

DELTA FIRST FINANCIAL, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2002

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Delta First Financial, Inc.
Longwood, Florida

In planning and performing our audit of the financial statements of Delta First Financial, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by Delta First Financial, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not make a study of the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ◦ FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE ◦ WINTER PARK, FLORIDA 32789 ◦ (407) 644-6066 ◦ FAX (407) 629-0025 ◦ WWW.KANE-CPA.COM

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relating to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the mission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Kane & Associates

Winter Park, Florida
February 18, 2003